

Mail Stop 3561

March 30, 2018

Christopher J. Baldwin
Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, Massachusetts 01581

      Re: **BJ's Wholesale Club Holdings**
              Draft Registration Statement on Form S-1
              Submitted March 2, 2018
              CIK No. 0001531152

Dear Mr. Baldwin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Revise your prospectus summary to disclose your recent dividends and quantify the amounts that were ultimately paid out, including amounts paid to your Sponsors and affiliates of your Sponsors, such as directors and executive officers. Please also disclose the purpose for the dividends, the source of indebtedness used to pay the dividends and the intended use of proceeds of this offering as it relates to this indebtedness.

2. Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Sponsors and affiliates of your Sponsors, such as directors and executive officers, received or will receive in connection with this offering.

3. Please disclose in this section the fact that Sponsors may have interests that may conflict with your interests and those of your other stockholders, as you state on page 31. Please also briefly describe the Stockholders Agreement.

4. If you choose to highlight your strengths in the summary, please balance that disclosure with a brief discussion of the principal challenges or weakness and the risks and limitations facing you. In this regard, we note your bullet point discussion of Risk Factors on page 6. Please revise this discussion to include risk factors regarding your substantial indebtedness, the substantial dilution that investors will experience, the fact that you will be a controlled company after the offering, and the fact that the Sponsors will continue to control you after the offering.

Our Company, page 1

5. We note the disclosure here and throughout your filing regarding your membership renewal rate. In an appropriate location in your filing, please briefly describe to your investors how this metric is calculated, including whether and how it considers late renewals that are made at some point after the membership expires.

The Offering, page 8

6. Please revise to clarify that the Sponsors will control the company after consummation of the offering and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.

Capitalization, page 42

7. We note that you have provided your consolidated capitalization on a pro forma as adjusted basis that gives effect to the issuance of shares of common stock in this offering and the intended use of the net proceeds to repay debt. We further note that you have not provided any pro forma financial statements under Article 11 of Regulation S-X. Please tell us if you intend to include pro forma information for the assumed debt repayment with equity proceeds including pro forma income statements in a future amendment of this registration statement. We may have further comments.

Dilution, page 45

8. We note your disclosure that your historical net tangible book value (deficit) as of January 28, 2017 does not include the value of the contingently redeemable common stock. However, it appears from the value per share you have disclosed that you included the contingently redeemable common stock in the total number of shares of common stock outstanding. Since it appears you intend to reflect the reclassification of the contingently redeemable common shares to permanent equity in your pro forma net

tangible book value per share metric, please tell us why you have partially reflected that transaction in your historical net tangible book value per share metric.

<u>Results of Operations</u>

9. Where you discuss multiple causes or reasons for changes in your operating results, please quantify the various causes or reasons. For example, you offer multiple reasons for your increase in selling, general and administrative expenses. Please quantify each reason. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

<u>Comparable club sales, page 59</u>

10. We note that in discussing fiscal year 2015 to fiscal year 2016 results you attribute a portion of your reduced comparable club sales to deflation. In this regard we note your disclosure on page 49 that indicates a reduction in comparable club sales each year from fiscal year 2013 through fiscal year 2016. We also note your discussion in general on inflation and deflation trends on page 54. Considering deflation appears to be a material trend, in an appropriate place in your MD&A discuss this trend and its impact on your performance.

11. We note your stated intention to open 10-20 new clubs over the next 5 years. Please enhance your disclosure to describe the impact these new club openings will have on your financial performance considering your relatively low pre-opening expenses appear to have contributed to higher Operating Income in fiscal year 2016. Please also disclose the likely source of funds for these new clubs and, if known, the anticipated amount of capital expenditures.

12. In an appropriate place in MD&A and with a view to understanding how you intend to increase Net Sales, please discuss what measures you intend to take in future fiscal years to improve comparable club sales, including whether you intend to continue to reduce sales of low-margin merchandise items or increase private label penetration.

<u>Principal Stockholders, page 114</u>

13. Please revise to identify the natural persons with voting and dispositive power over the ordinary shares held CVC Beacon LP.

<u>Audited Consolidated Financial Statements, page F-1</u>

14. We note on page 9 that the information included in this prospectus will reflect a stock split. Please tell us when you expect to affect the stock split and whether it will be reflected in the historical financial statements contained in this Form S-1. Refer to SAB Topic 4:C.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-7

15. Please disclose your revenue from external customers for each product or service or each group of similar products or services. We note that you have discussed product categories such as perishables, edible grocery, non-edible grocery, general merchandise, gasoline sales and other ancillary services when describing your business elsewhere in this filing. Please disclose your revenue from each of these or other appropriate categories of products and services. Refer to ASC 280-10-50-40.

Revenue Recognition, page F-10

16. We note your disclosure on page F-10 that if you are not considered the primary obligor in a sales transaction, the net amount retained is recorded as revenue. In order to make your revenue recognition policy more meaningful to your investors, please briefly disclose in your revenue recognition footnote the types of sales transactions in which you are not the primary obligor, or provide a cross-reference to where these transactions are described elsewhere in your filing.

17. We note your disclosure on page F-10 that membership fee income is recognized on a straight-line basis over the life of the membership. If a membership lapses prior to being renewed, please tell us whether membership income for the renewal is recognized over 12 months beginning on the renewal date or beginning on a different date.

18. We note your disclosure on page F-10 regarding your co-branded BJ's Mastercard. Please tell us if you earn a royalty on purchases made outside of BJ's and if so, how you classify and account for that income. Also tell us how you considered disclosing your accounting policies related to the income and expenses associated with your co-branded credit card.

19. We note your disclosure on page F-11 that sales returns reserve represents the estimated gross margin impact of returns and includes estimated membership cancellations. Please clarify whether the reduction in sales is based on the gross margin of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales. Refer to ASC 605-15-45-1.

Note 21. Condensed Financial Information of Registrant (Parent Company Only), page F-33

20. We note your disclosure here and on page 41 that the ABL facility and term loan facilities impose restrictions on your and your subsidiaries' ability to pay dividends or make other distributions. Please disclose the most significant restrictions on the payment of dividends, including their pertinent provisions, and the amount of net income restricted

or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also disclose the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to 4-08(e)(3)(ii) of Regulation S-X.

21. Please also disclose the amounts of cash dividends paid to the registrant by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, if material. Refer to Rule 12-04(b) of Regulation S-X.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products